                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

       (Mark One)

          (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR


        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                              EXCHANGE ACT OF 1934

     For the transition period from _____________ to _____________



     Commission File Number: 333-

            A. Full title of the plan and the address of the plan, if
                 different from that of the issuer named below:

                                 METTLER TOLEDO

                             RETIREMENT SAVINGS PLAN

                              1900 POLARIS PARKWAY

                             COLUMBUS, OH 43240-2020


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        METTLER-TOLEDO INTERNATIONAL INC.

                                  IM LANGACHER

                                 P.O. BOX MT-100

                         CH8606 GREIFENSEE, SWITZERLAND

Mettler Toledo
Retirement Savings Plan
Financial Statements and
Supplemental Schedule
December 31, 2001 and 2000

Mettler Toledo Retirement Savings Plan

Table of Contents
--------------------------------------------------------------------------------

                                                                           Pages

Report of Independent Accountants                                            1

Independent Auditors' Report                                                 2

Financial Statements:

  Statements of Net Assets Available for Benefits
    (Modified Cash Basis)                                                    3
    As of December 31, 2001 and 2000

  Statement of Changes in Net Assets Available for Benefits
    (Modified Cash Basis)                                                    4
    For the Years Ended December 31, 2001 and 2000

  Notes to Financial Statements                                              5

Supplemental Schedule:

  Schedule of Assets Held for Investment Purposes
    (Modified Cash Basis), December 31, 2001                                10

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee

                        Report of Independent Accountants

     To the Participants and Plan Administrator of
     Mettler Toledo Retirement Savings Plan

     We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Mettler Toledo Retirement Savings Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the accumulated plan benefits of Mettler Toledo Retirement Savings Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001, on a basis of accounting described in
     Note 2.

     Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule (modified cash basis) of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



     /s/ PricewaterhouseCoopers LLP

     Columbus, Ohio
     May 6, 2002

                          Independent Auditors' Report

Plan Administrator
Mettler Toledo Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Mettler Toledo Retirement Savings Plan (the Plan) as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.



/s/ KPMG LLP

Columbus, Ohio
May 31, 2001

Mettler Toledo Retirement Savings Plan

Statements of Net Assets Available for Benefits (Modified Cash Basis)
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                           2001          2000
Assets
Investments fair value                                $89,775,450   $96,109,273

Loans to participants                                   1,500,318     1,532,390
                                                      -----------   -----------
     Net assets available for benefits                $91,275,768   $97,641,663
                                                      -----------   -----------


   The accompanying notes are an integral part of these financial statements.

Mettler Toledo Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                2001          2000
Investment (loss) income
  Dividends and interest                                                   $ 3,019,113   $ 6,016,914
  Net depreciation in fair value investments                                (8,843,970)   (5,826,851)
                                                                           -----------   -----------

     Net investment (loss) income                                           (5,824,857)      190,063
                                                                           -----------   -----------

Contributions
  Employer                                                                   1,941,482     1,940,903
  Participant                                                                5,978,811     8,190,615
                                                                           -----------   -----------

     Total Contributions                                                     7,920,293    10,131,518
                                                                           -----------   -----------

     Total additions                                                         2,095,436    10,321,581

Benefits paid to participants or beneficiaries                               8,461,331     6,012,748
                                                                           -----------   -----------
       Net (decrease) increase in net assets available for benefits         (6,365,895)    4,308,833


Net assets available for benefits, beginning of year                        97,641,663    93,332,830
                                                                           -----------   -----------

Net assets available for benefits, end of year                             $91,275,768   $97,641,663
                                                                           ===========   ===========



   The accompanying notes are an integral part of these financial statements.

Mettler Toledo Retirement Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

1.  Description of Plan

    The following description of the Mettler Toledo Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    General
    The Plan is a qualified defined contribution plan covering substantially all full-time employees of Mettler-Toledo, Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become eligible to participate in the Plan on the first day of the calendar month following the date the employee meets the eligibility requirements, as defined.

    Contributions
    Each year, participants may contribute up to 16% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of each participant's contribution that does not exceed 6% of compensation. Forfeitures may be used by the Company to reduce future contributions.

    Participant Accounts
    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. A yearly loan maintenance fee is deducted from the respective accounts of those participants with outstanding loans. The investment funds net investment earnings and changes in fair value are allocated to each participant's account on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting
    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service, as defined.

    Investment Options
    Upon enrollment in the Plan, a participant can direct employee and employer contributions in 5% increments among the various investment options offered through Vanguard Fiduciary Trust Company (VFTC), the plan trustee. A participant may transfer amounts between investment options as of any business day.

    Payment of Benefits
    A participant's vested account will be distributed upon retirement, termination, disability or death. Distributions are made in lump-sum or in equal annual installments not to exceed five years. Forfeitures, if any, are used to reduce employer contributions. Participants may make a withdrawal due to hardship. Such withdrawals are subject to approval by the Pension Committee and must meet the criteria for hardship under Section 401(k) of the Internal Revenue Code (IRC).

Mettler Toledo Retirement Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

2.  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan.

     Basis of Presentation
     The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. The differences between this modified cash basis and accounting principles generally accepted in the United States of America are that contributions and interest and dividend income are recognized when received, and distributions are recognized when paid.

     Investment Valuation and Income Recognition
     Under the terms of a trust agreement between the Company and VFTC, the trustee invests trust assets at the direction of the plan administrator. The trustee has reported to the Company the trust fund investments and the trust transactions at both cost and fair value. Fair value is based on quoted market prices obtained by the trustee. The investment contracts underlying the Vanguard Investment Contract Trust are carried at contract value as reported by the trustee. Remaining investments, other than loans to participants, are stated at fair value, as determined by the trustee. Loans to participants are stated at unpaid principal, which approximates fair value. Realized and unrealized gains and losses are reflected as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

     Interest charged to participants for participant loans is reviewed quarterly by the Plan administrator and is to be comparable to commercial lending rates on bank loans collateralized by certificates of deposit in the area at the time the loan is made. Loans may not exceed 50% of a participant's vested account balance or $50,000. The repayment period may not exceed five years. Each loan is secured by the remaining balance in the participant's account.

     Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recognized when received.

     Contributions
     Participant and employer contributions are recognized when received by the trustee.

     Payment of Benefits
     Benefits are recognized when paid.

     Forfeitures
     The portion of a participant's account which is forfeited due to termination of employment for reasons other than retirement, disability or death is used to reduce the Company's future contributions. Forfeitures were used to reduce company contributions by $56,372 and $35,990 in 2001 and 2000, respectively.

Mettler Toledo Retirement Savings Plan

Notes to financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

   Administrative Expenses
   Fees for portfolio management of VFTC funds are paid directly from fund earnings. Fees charged by VFTC as recordkeeper of the Plan and other fees, such as audit fees, are charged to and paid directly by the Company. Should the Company elect not to pay all or part of such expenses, the trustee then pays these expense from the Plan assets.

   Use of Estimates
   The preparation of the Plan's financial statements in conformity with a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires the plan administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of changes in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

   Risk and Uncertainties
   The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.


3. Investments

   The following investments represent 5% or more of net assets available for benefits at December 31, 2001 and 2000:


                                                    2001         2000

         Investments at fair value
           Vanguard Index Trust-500 Portfolio   $18,302,849   $22,435,789
           Vanguard PRIMECAP Fund                 8,135,436    10,245,426
           Windsor II Fund                        6,368,068     6,859,874
           Wellington Fund                        4,787,690            --

         Investments at contract value
           Vanguard Investment contract Trust    23,034,659    22,869,029

Mettler Toledo Retirement Savings Plan

Notes to financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

4.  Transactions with Parties-in-Interest

    Certain plan investments are shares of mutual funds managed by VFTC. VFTC is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.


5.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.


6.  Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated May 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since then; however, the plan administrator believes the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

Mettler Toledo Retirement Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

7.  Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500 as of December 31, 2001 and 2000:

                                                           2001          2000
       Net assets available for benefits per the
         financial statements                         $91,275,768   $97,641,663
       Less amounts allocated to withdrawing
         participants                                    (670,666)     (780,917)
                                                      -----------   -----------

       Net assets available for benefits per the
         Form 5500                                    $90,605,102   $96,860,746
                                                      -----------   -----------

    The following is a reconciliation of benefits paid to participants per the accompanying financial statements to the Form 5500 for the year ended December 31, 2001.

       Benefits paid to participants per the
         financial statements                                       $ 8,461,331
       Add amounts allocated to withdrawing
         participants at December 31, 2001                              670,666
       Less amounts allocated to withdrawing
         participants at December 31, 2000                             (780,917)
                                                                    -----------
            Benefits paid to participants per the
              Form 5500                                             $ 8,351,080
                                                                    -----------

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but are not yet paid as of that date.

Mettler Toledo Retirement Savings Plan

Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Line 4(i)
December 31, 2001
--------------------------------------------------------------------------------

    Identity of
  issuer, borrower,
    lessor, or        Description of investment, including maturity date, rate of interest,                Fair/contract
   similar party                       collateral, par or maturity value                                        value
  ------------------------------------------------------------------------------------------------      -----------------
* Vanguard            Fixed Income Fund - GNMA Portfolio; 36,071 units                                      $   375,349
* Vanguard            Total Bond Market Portfolio; 86,561 units                                                 877,754
* Vanguard            Fixed Income Fund - High-Yield Corporate Portfolio; 64,456 units                          405,523
* Vanguard            Intermediate Term Corporate Portfolio; 19,918 units                                       174,342
* Vanguard            Short-Term Federal Fund; 3,817 units                                                       40,002
* Vanguard            Fixed Income Fund - Long-Term Corporate Portfolio; 25,268 units                           219,322
* Vanguard            Asset Allocation Fund; 71,633 units                                                     1,562,448
* Vanguard            Balanced Index Fund; 18,674 units                                                         333,640
* Vanguard            Wellington Fund; 175,631 units                                                          4,787,690
* Vanguard            Life Strategy Growth Portfolio; 96,763 units                                            1,687,304
* Vanguard            Life Strategy Conservative Growth Portfolio; 18,120 units                                 254,764
* Vanguard            Life Strategy Income Portfolio; 15,138 units                                              194,974
* Vanguard            Life Strategy Moderate Growth Portfolio; 1,246 units                                      817,508
* Vanguard            International Growth Portfolio; 137,622 units                                           2,065,901
* Vanguard            International Equity Index Fund - European Portfolio; 13,656 units                        276,577
* Vanguard            Emerging Markets Stock Index Fund; 22,113 units                                           185,269
* Vanguard            Pacific Stock Index Fund; 24,060 units                                                    157,830
* Vanguard            Total International Stock Index Fund; 6,927 units                                          64,287
* Vanguard            International Value Portfolio; 1,440 units                                                 31,774
* Vanguard            Index Trust - 500 Portfolio; 172,842 units                                             18,302,849
* Vanguard            Windsor II Fund; 248,841 units                                                          6,368,068
* Vanguard            Selected Value Portfolio; 42,796 units                                                    555,221
* Vanguard            Index Trust - Total Stock Market Portfolio; 15,174 units                                  390,618
* Vanguard            Growth and Income Portfolio; 43,189 units                                               1,219,125
* Vanguard            Equity Income Fund; 11,378 units                                                          258,509
* Vanguard            Convertible Securities Fund; 3,185 units                                                   38,218
* Vanguard            STAR Fund; 10,203 units                                                                   167,736
* Vanguard            Value Index Fund; 22,091 units                                                            417,560
* Vanguard            Wellesley Income Fund; 18,150 units                                                       361,364
* Vanguard            Prime Portfolio; 1,412,594 units                                                        1,414,298
* Vanguard            Explorer Fund; 32,686 units                                                             1,971,789
* Vanguard            Index Trust - Extended Market Portfolio; 5,159 units                                      119,161
* Vanguard            Index Trust - Growth Portfolio; 40,003 units                                            1,056,983
* Vanguard            Index Trust - Small Capitalization Stock; 38,200 units                                    757,339
* Vanguard            U.S. Growth Portfolio; 156,757 units                                                    2,955,413
* Vanguard            Morgan Growth Fund; 28,979 units                                                          424,653
* Vanguard            PRIMECAP Fund; 157,878 units                                                            8,135,436
* Vanguard            Specialized Portfolios - Energy Portfolio Energy Fund; 13,837 units                       350,077
* Vanguard            Specialized Portfolios - REIT Index Portfolio; 25,982 units                               315,165
* Vanguard            Specialized Portfolios - Utilities Income Fund; 7,968 units                                94,660
* Vanguard            Specialized Portfolios - Health Care Portfolio; 27,475 units                            3,299,188
* Vanguard            Horizon Fund - Aggressive Growth Portfolio; 24,117 units                                  367,531
* Vanguard            Horizon Fund - Capital Opportunity Portfolio; 90,168 units                              2,130,236
* Vanguard            Horizon Fund - Global Equity Portfolio; 19,749 units                                      228,697
* Vanguard            Mettler Toledo Stock; 41,322 units                                                        528,642
* Vanguard            Vanguard Investment Contract Trusts; 23,034,659 units                                  23,034,659
* Various             Loan Fund                                                                               1,500,318
                                                                                                            -----------
                                                                                                    Total   $91,275,768
                                                                                                            -----------

  * Denotes party-in-interest

SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.


Date: June 28, 2002                                               METTLER TOLEDO
                                                         RETIREMENT SAVINGS PLAN

                                                              /s/ Thomas Caccamo
                                                             -------------------
                                                                  Thomas Caccamo
                                                              Plan Administrator

  METTLER TOLEDO RETIREMENT SAVINGS PLAN
  ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED DECEMBER 31, 2001

  INDEX TO EXHIBITS -----------------

  Exhibit No.                       Description                       Page No.

---------------    ---------------------------------------------   -------------

     1a            Consent of Independent Public Accountant           Page 13
     1b            Independent Auditors' Consent                      Page 14